UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34887 / April 17, 2023

In the Matter of

ARES STRATEGIC INCOME FUND
ARES CAPITAL MANAGEMENT LLC
245 Park Avenue, 44th Floor
New York, New York 10167
(812-15332)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Ares Strategic Income Fund and Ares Capital Management LLC filed an application on April 29, 2022, and an amendment to the application on September 20, 2022, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end management investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.

On March 20, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34862). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Ares Strategic Income Fund and Ares Capital Management LLC (File No. 812-15332),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary